Exhibit 99.1

Compton announces resignation & retirement of Management team & Directors

CALGARY, Nov. 28, 2011 /CNW/ - Compton Petroleum Corporation (TSX: CMT) ("Compton"), announces that Tim Granger, the President and Chief Executive Officer of Compton, has informed the Corporation that he is resigning to pursue other interests. David Horn, Vice President, Business Development and Land, and Shannon Ouellette, Chief Operating Officer, are also resigning from Compton to pursue other interests. In addition, Theresa Kosek, Vice President, Finance and Chief Financial Officer, is retiring from her role at Compton.

"We are very grateful to Tim and the Management team for their leadership through the significant changes the Corporation has undergone in the last few years," said Adrian Loader, the Chairman of the Board of Directors.  "We are confident that Compton is well positioned to exploit its large and prospective asset base, and we wish Tim, Theresa, David and Shannon the very best as they take on new challenges."

In addition, Messrs, Steve Allan and David Fitzpatrick have tendered their resignations as a director on the Corporation's Board for personal reasons.  Mr. Allan has been on the Board since 2007 and served as the Chairman of the Audit, Finance and Risk Committee. Mr. Fitzpatrick joined the Board in March 2009 and was recently appointed the Chairman of the Reserves, Operations and Environmental, Health and Safety Committee.

Mr. Loader continued, "On behalf of Compton, I would like to thank Steve and David for their valuable insights and contribution to the governance of Compton during their tenure as Directors of the Corporation."

Dr. Edward Bogle, a Director of Compton, has been appointed as interim Chief Executive Officer of Compton. Dr. Bogle is a corporate director and energy executive with 31 years' experience in the oil and gas industry, including senior positions at Nexen Inc. and Talisman Energy Inc.

Compton has initiated a process to identify and evaluate high quality candidates to replace Mr. Granger, Ms. Kosek, Mr. Horn and Ms. Ouellette, and is pleased to announce that the Management team has agreed to assist during the transition to new leadership at Compton. The Board positions remain vacant at present.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) the key dates in relation to the Recapitalization; (ii) the completion of the Recapitalization and its impact on the Corporation, (iii) cash flow and capital and operating expenditures, (iv) exploration, drilling, completion, and production matters, (v) results of operations, (vi) financial position, and (vii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing the resignation of the Management team and certain Directors.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin.  Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information:

Susan J. Soprovich
Director, Investor Relations
Ph:         (403) 668-6732
Fax:        (403) 237-9410
Email:  investorinfo@comptonpetroleum.com
Website:  www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 20:06e 28-NOV-11